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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar
Investments in the Custody of
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:				Date examination completed:
21779				8-31-2019
811-
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:
John Hancock Funds II
4. Address of principal executive office (number, street, city, state, zip code):
197 Clarendon Street Boston, MA 02116

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.	All items must be completed by the investment company.

2.	Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.	Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2198 (04-09)

SEC’s Collection of Information
An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-2 is mandatory for an investment company that has custody of securities or similar investments. Rule 17f-2 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company’s securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-2 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-2 is approximately 1.0 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. ß 3507. Responses to this collection of information will not be kept confidential.

2

October 18, 2019

PricewaterhouseCoopers LLP
101 Seaport Boulevard, Suite 500
Boston, MA 02210
Attn: Rajendra Singh

We are providing this letter in connection with your examination related to management’s assertion included as Attachment I that the portfolios listed in Appendix A, each a series of John Hancock Funds II, (the "Portfolios”) are in compliance with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Portfolios Act of 1940.

Certain representations in this letter are described as being limited to those matters that are material. Items are considered qualitatively material if, individually or in the aggregate, they could reasonably be expected to influence relevant decisions of intended users that are made based on the subject.

We confirm, to the best of our knowledge and belief, as of October 18, 2019, the date of your report, the following representations made to you during your engagement:

1.

We are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Portfolios Act of 1940 (the “Specified Requirements”) and our assertion related thereto.

2.

We are responsible for the appropriateness of the measurement and disclosure criteria used in the evaluation of the Portfolios’ compliance with the Specified Requirements and the assertion related thereto, and for determining that the criteria are appropriate for our purposes.

3.	All relevant matters are reflected in the evaluation of the Portfolios’ compliance with the Specified Requirements and the assertion related thereto.

4.	We have made available to you:

a.	All information necessary for the purposes of the examination.

b.	All documentation related to compliance with the Specified Requirements and all documentation provided was complete and accurate.

c.	Unrestricted access to personnel of the Portfolios.

5.

We are responsible for establishing and maintaining effective internal control over compliance with subsections (b) and (c) of Rule 17f-2. We have disclosed all deficiencies in internal control relevant to the engagement of which we are aware.

6.	We are responsible for establishing and maintaining effective internal control over safeguarding of assets and there are no deficiencies that we are aware of.

7.

We have performed an evaluation of the Portfolios' compliance with the Specified Requirements and have concluded that the scope of the annual examination with respect to the Portfolios is limited solely to the Portfolios for which we determined are subject to subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Portfolios Act of 1940. Based on the scoping criteria applied to determine the Portfolios to include within scope, we believe that all portfolios excluded from the scope of the annual examination are properly excluded.

200 Berkeley Street, Boston, MA 02116

8.	There are no known matters contradicting the Portfolios’ compliance with the Specified Requirements or assertion related thereto.

9.	We are not aware of any instances of known noncompliance with the Specified Requirements.

10.

There are no communications from regulatory agencies, internal auditors, clients, or any others affecting the subject matter or assertion, including communications received between August 31, 2019 and the date of your report.

11.	We have no knowledge of any actual, suspected or alleged fraud or noncompliance with laws and regulations affecting the Portfolios’ compliance with the Specified Requirements.

To the best of our knowledge and belief, no events, including any instances of known noncompliance, have occurred subsequent to August 31, 2019 and through the date of this letter that would have a material effect on the Portfolios’ compliance with the Specified Requirements or the assertion related thereto.

/s/ Salvatore Schiavone
Salvatore Schiavone

Treasurer
Title

10-18-2019
Date

/s/Charlie A. Rizzo
Charles A. Rizzo

CFO
Title

10-18-2019
Date

200 Berkeley Street, Boston, MA 02116

Appendix A

Trust	Portfolio
John Hancock Funds II	John Hancock Multimanager 2010 Lifetime Portfolio Fund
John Hancock Funds II	John Hancock Multimanager 2015 Lifetime Portfolio Fund
John Hancock Funds II	John Hancock Multimanager 2020 Lifetime Portfolio Fund
John Hancock Funds II	John Hancock Multimanager 2025 Lifetime Portfolio Fund
John Hancock Funds II	John Hancock Multimanager 2030 Lifetime Portfolio Fund
John Hancock Funds II	John Hancock Multimanager 2035 Lifetime Portfolio Fund
John Hancock Funds II	John Hancock Multimanager 2040 Lifetime Portfolio Fund
John Hancock Funds II	John Hancock Multimanager 2045 Lifetime Portfolio Fund
John Hancock Funds II	John Hancock Multimanager 2050 Lifetime Portfolio Fund
John Hancock Funds II	John Hancock Multimanager 2055 Lifetime Portfolio Fund
John Hancock Funds II	John Hancock Multimanager 2060 Lifetime Portfolio Fund
John Hancock Funds II	John Hancock Alternative Asset Allocation
John Hancock Funds II	John Hancock Multi-Index Income Preservation Portfolio
John Hancock Funds II	John Hancock Multi-Index 2020 Preservation Portfolio
John Hancock Funds II	John Hancock Multi-Index 2025 Preservation Portfolio
John Hancock Funds II	John Hancock Multi-Index 2030 Preservation Portfolio
John Hancock Funds II	John Hancock Multi-Index 2035 Preservation Portfolio
John Hancock Funds II	John Hancock Multi-Index 2040 Preservation Portfolio
John Hancock Funds II	John Hancock Multi-Index 2045 Preservation Portfolio
John Hancock Funds II	John Hancock Multi-Index 2050 Preservation Portfolio
John Hancock Funds II	John Hancock Multi-Index 2055 Preservation Portfolio
John Hancock Funds II	John Hancock Multi-Index 2060 Preservation Portfolio
John Hancock Funds II	John Hancock Multi-Index Lifestyle Aggressive Portfolio
John Hancock Funds II	John Hancock Multi-Index Lifestyle Balanced Portfolio
John Hancock Funds II	John Hancock Multi-Index Lifestyle Conservative Portfolio
John Hancock Funds II	John Hancock Multi-Index Lifestyle Growth Portfolio
John Hancock Funds II	John Hancock Multi-Index Lifestyle Moderate Portfolio
John Hancock Funds II	John Hancock Multi-Index 2010 Lifetime Portfolio

200 Berkeley Street, Boston, MA 02116

John Hancock Funds II	John Hancock Multi-Index 2015 Lifetime Portfolio
John Hancock Funds II	John Hancock Multi-Index 2020 Lifetime Portfolio
John Hancock Funds II	John Hancock Multi-Index 2025 Lifetime Portfolio
John Hancock Funds II	John Hancock Multi-Index 2030 Lifetime Portfolio
John Hancock Funds II	John Hancock Multi-Index 2035 Lifetime Portfolio
John Hancock Funds II	John Hancock Multi-Index 2040 Lifetime Portfolio
John Hancock Funds II	John Hancock Multi-Index 2045 Lifetime Portfolio
John Hancock Funds II	John Hancock Multi-Index 2050 Lifetime Portfolio
John Hancock Funds II	John Hancock Multi-Index 2055 Lifetime Portfolio
John Hancock Funds II	John Hancock Multi-Index 2060 Lifetime Portfolio
John Hancock Funds II	John Hancock Income Allocation Fund

200 Berkeley Street, Boston, MA 02116

Report of Independent Accountants

To the Board of Trustees of John Hancock Funds II

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that each of the series of John Hancock Funds II (as set forth in the attached Schedule of Portfolios) (hereafter individually referred to as the “Portfolio”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of August 31, 2019. Management is responsible for its assertion and each Portfolio's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about each Portfolio's compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects, and, accordingly, included examining, on a test basis, evidence about the Portfolio's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 31, 2019, and with respect to agreement of purchases and sales of shares of beneficial interest of the underlying funds, for the period from July 31, 2019 (the date of our last examination), through August 31, 2019:

-	Confirmation of securities (the number of shares of beneficial interest of the underlying funds) owned by each Portfolio and held by Variable Products and Annuities, a division of John Hancock Life Insurance Company, USA, a transfer agent that uses the book entry method of accounting for shares;

-	Reconciliation of all such securities (shares of beneficial interest of the underlying funds) to the books and records of each Portfolio and John Hancock Life Insurance Company, USA; and

-	Agreement of 100 purchases of shares of beneficial interest of the underlying funds and 100 sales of shares of beneficial interest of the underlying funds for the Portfolios since our last report from the books and records of each Portfolio to confirmations received from John Hancock Life Insurance Company, USA.

We believe that our examination provides, and that the evidence we obtained is sufficient and appropriate to provide, a reasonable basis for our opinion. Our examination does not provide a legal determination on each Portfolio's compliance with specified requirements.

In our opinion, management's assertion that each of the series of John Hancock Funds II (as set forth in the attached Schedule of Portfolios) complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2019 with respect to shares of beneficial interest of the underlying funds reflected in the investment accounts of each Portfolio is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of each Portfolio and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ PricewaterhouseCoopers
LLP Boston, Massachusetts
October 18, 2019

PricewaterhouseCoopers LLP, 101 Seaport Boulevard, Boston, MA 02210
T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us

Schedule of Portfolios

Trust	Portfolio
John Hancock Funds II	John Hancock Multimanager 2010 Lifetime Portfolio Fund
John Hancock Funds II	John Hancock Multimanager 2015 Lifetime Portfolio Fund
John Hancock Funds II	John Hancock Multimanager 2020 Lifetime Portfolio Fund
John Hancock Funds II	John Hancock Multimanager 2025 Lifetime Portfolio Fund
John Hancock Funds II	John Hancock Multimanager 2030 Lifetime Portfolio Fund
John Hancock Funds II	John Hancock Multimanager 2035 Lifetime Portfolio Fund
John Hancock Funds II	John Hancock Multimanager 2040 Lifetime Portfolio Fund
John Hancock Funds II	John Hancock Multimanager 2045 Lifetime Portfolio Fund
John Hancock Funds II	John Hancock Multimanager 2050 Lifetime Portfolio Fund
John Hancock Funds II	John Hancock Multimanager 2055 Lifetime Portfolio Fund
John Hancock Funds II	John Hancock Multimanager 2060 Lifetime Portfolio Fund
John Hancock Funds II	John Hancock Alternative Asset Allocation
John Hancock Funds II	John Hancock Multi-Index Income Preservation Portfolio
John Hancock Funds II	John Hancock Multi-Index 2020 Preservation Portfolio
John Hancock Funds II	John Hancock Multi-Index 2025 Preservation Portfolio
John Hancock Funds II	John Hancock Multi-Index 2030 Preservation Portfolio
John Hancock Funds II	John Hancock Multi-Index 2035 Preservation Portfolio
John Hancock Funds II	John Hancock Multi-Index 2040 Preservation Portfolio
John Hancock Funds II	John Hancock Multi-Index 2045 Preservation Portfolio
John Hancock Funds II	John Hancock Multi-Index 2050 Preservation Portfolio
John Hancock Funds II	John Hancock Multi-Index 2055 Preservation Portfolio
John Hancock Funds II	John Hancock Multi-Index 2060 Preservation Portfolio
John Hancock Funds II	John Hancock Multi-Index Lifestyle Aggressive Portfolio
John Hancock Funds II	John Hancock Multi-Index Lifestyle Balanced Portfolio
John Hancock Funds II	John Hancock Multi-Index Lifestyle Conservative Portfolio
John Hancock Funds II	John Hancock Multi-Index Lifestyle Growth Portfolio
John Hancock Funds II	John Hancock Multi-Index Lifestyle Moderate Portfolio
John Hancock Funds II	John Hancock Multi-Index 2010 Lifetime Portfolio
John Hancock Funds II	John Hancock Multi-Index 2015 Lifetime Portfolio
John Hancock Funds II	John Hancock Multi-Index 2020 Lifetime Portfolio

John Hancock Funds II	John Hancock Multi-Index 2025 Lifetime Portfolio
John Hancock Funds II	John Hancock Multi-Index 2030 Lifetime Portfolio
John Hancock Funds II	John Hancock Multi-Index 2035 Lifetime Portfolio
John Hancock Funds II	John Hancock Multi-Index 2040 Lifetime Portfolio
John Hancock Funds II	John Hancock Multi-Index 2045 Lifetime Portfolio
John Hancock Funds II	John Hancock Multi-Index 2050 Lifetime Portfolio
John Hancock Funds II	John Hancock Multi-Index 2055 Lifetime Portfolio
John Hancock Funds II	John Hancock Multi-Index 2060 Lifetime Portfolio
John Hancock Funds II	John Hancock Income Allocation Fund